Mail Stop 6010

January 9, 2008

Mr. Timothy J. McIntyre
Chief Executive Officer
Vyteris, Inc.
13-01 Pollitt Drive
Fair Lawn, NJ 07410

      Re: Vyteris, Inc.
             Registration Statement on Form S-3
             Filed on December 26, 2007
             File Number 333-148343

Dear Mr. McIntyre:

This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below.

1. Please provide us an analysis supporting your determination that you meet the requirements to use Form S-3 for a primary offering. If you are not eligible to use Form S-3 for a primary offering, please amend your registration statement onto a form that you are eligible to use.

2. Please note if you are not eligible to use Form S-3 for a primary offering, you will not be able to use Rule 415 to conduct this offering on a shelf basis. A primary offering may be made on a delayed, episodic, or "at-the-market" basis only if it is eligible to be registered as a primary offering on Form S-3. See Rule 415(a)(1)(x). Therefore, your registration statement must be revised to disclose the price at which these shares will be sold.

3. We note that you have requested confidential treatment of portions of certain material agreements filed with the Commission. Please be advised that comments, if any, to these confidential treatment requests will be forthcoming in a separate letter. If we issue any comments to these confidential treatment requests, we will act upon any request for acceleration of the effective date of the Form S-3 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments.

                       *   *   *

Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jolie Kahn, Esq.
        61 Broadway, Suite 2820
        New York, NY 10006